Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1993
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

The following is a transcript of statements made by Mr. David Odell, Chief Financial Officer of Hyperion Solutions Corporation, on August 6, 2003.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other reports filed by Hyperion with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

CIBC CONFERENCE PRESENTATION AUGUST 6, 2003	PRESENTATION

CORPORATE PARTICIPANTS David Odell Chief Financial Officer - Hyperion Solutions Corporation	David Odell - Chief Financial Officer - Hyperion Solutions Corporation

Thank you, Brendan, appreciate the opportunity to be here. As Brendan said, my name is David Odell. I’m the Chief Financial Officer to Hyperion Solutions. I’m here with Nick Taber, our Investor Relations associate.

I’m sure you’re all familiar with the standard Safe Harbor provisions, particularly relevant today given the comments we will be making regarding the Brio acquisition.

So I thought it would make sense to spend some time on Hyperion and who we are, where we stand and where we’re going, some company background. Some of you may be totally new to the story and I will dedicate a fair amount of time to the Brio acquisition that was announced on July 23rd.

Before starting out though, I think it’s really important if I take a couple of minutes just to walk through where Hyperion is today. And it’s really the new Hyperion and we’re just now beginning part two of creating the new Hyperion. Part one has taken us about two, two and a half years. I just want to highlight for you some of the key activities we’re undertaking because it’ll give you some better perspective and context for where we are today going forward.

Over the past two and a half years, there were five major initiatives that we had to undertake. The first one was all about our strategic focusing and our positioning of the company. Strategic focus around which products and which segments to go after in the market place. Back in the late ‘90s we had been distracted a little bit. We got into CRM analytics, the supply chain analytics and learned a lot about how you can and cannot build packaged analytical applications in that space.

So we became very much more focused. We also repositioned the company as the leader in business performance management. If you’re familiar with that category, we created it 18 months ago and the market uptake has been absolutely fantastic. What you’re seeing from the Gartner’s and the META’s and the IDC’s of the world, very significant uptake. You might hear Gartner refer to it as business — corporate performance management but it’s the same concept. And I’ll talk in a minute about what that really means.

But that was really a key event for Hyperion, focusing strategically and positioning the company as a leader in business performance management. The second thing that we had to do was go back and revisit our business model. In fact, two years ago, our consulting revenues had gotten so much out in front of our license revenues we were cannibalizing from our partners and it was really deteriorating the channel business such that we had to

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conscientiously go and pull back on the consulting revenues to the tune of about $40 million a year.

It’s taken over 100 people out of our consulting organization to try to get that optimization model figured out. So we’re very comfortable with where our business model is today as far as the relative mix of license and consulting and maintenance. But in doing so, we did take the company through a number of changes. So our consulting is now growing at an organic level and we did see some good results here in the June quarter with contributions from margin expansion.

The third thing that we had to do was really rebuild the management team. When you look at the Management Committee virtually everyone’s new in the past three years. Average tenure is probably two, two and a half years. But we really had to upgrade the quality of the team. People who understood the complexities of a global enterprise software company of $500 million with people who could take us to a billion. So that was the third initiative.

The fourth initiative is we had to strengthen the company financially. Two years ago our operating margins were negative 2 percent. Last year 4 percent. In the fiscal year we just finished we’re at 10 percent. We’re not done. We’re not happy it’s 10 percent. We will continue to drive that forward but that’s the progress that we’ve made.

When I joined the company three years ago the DSO was 105 days. In FY ‘03 it averaged 61 days. So we’ve cleaned up the balance sheet. We’re driving a lot of cash from operations. We’ve got over $400 million in cash. So that was the fourth initiative.

And the fifth one was all about product. Bringing the new product, the new generation of Web-based, newly architected products to market. Hyperion Planning and Hyperion Financial Management. So those were the five things that we’ve had to focus on as part of the new Hyperion, phase one.

So as I stand up here today, our real focus is entering phase two, and phase two is very simply all about profitable license revenue growth. And we’re doing it two ways; organically and through acquisitions. We’ve made two acquisitions since April. A very, very small company, less than $10 million purchase price called Alcar. Fantastic Strategic Finance product that just slots right in to our product offering. And the second acquisition was, of course, we announced a couple of weeks ago, was Brio.

So with that as context, who are we? As I mentioned, half a billion dollar global enterprise software company. Business performance management solutions. For Hyperion a large transaction, a large customer transaction is anything over $1 million. So with an average selling price of $130,000 to $132,000 it’s been steady for about a year now, we’re able to continue driving good license revenue numbers in what has, of course, been a difficult IT selling environment.

And, finally, this last bullet here, you’ve got to do your due diligence. You talk to any of our customers and you will clearly find this to be the case, very, very loyal following. Strong supporters. So Hyperion’s vision, breakthrough performance everywhere. It’s all about performance management. The everywhere is really key here when you think about what the Brio acquisition does for us because Brio enables us to go beyond finance and also from the boardroom to the front line.

Their product scale and their reporting and the query and analysis goes to many, many, many more desktops than what we currently are able to do-one of the key reasons for the acquisition.

Mission statement, very clear. It’s to lead the category. We defined it. And we’re the leader in it and we plan to extend our lead. And very, very clearly, as we are focused on creating shareholder value and we’ve demonstrated that over the past couple of years.

So what exactly is business performance management? It’s a set of software applications to help companies turn strategies into plans and monitor execution. The key word we talk about with our customers in the market place is all about insight. Better understanding of the profitability and the growth opportunities within your organization. Product profitability, customer profitability, channel profitability. All of those attributes that you need to look at.

So we are not a transaction services company. We do not do transaction processing. We leave that for other companies. We’re the analytical piece. We’re the analytical piece that sits on top of multiple transaction systems. And this is how we depict it in one simple graph. These hexagons here-goal setting, modeling, planning, monitoring- these are all of the various activities in a business process. This is what you have to do to run a company and it’s not sequential and it’s not linear. They’re all inter-related. So, again, it’s not vertical specific. These are the management processes that sit on top of a number of different transaction systems.

So around the outside here you see a depiction of all the various transaction systems that most companies have. In fact, our studies indicate and on average companies have between one and two dozen transaction systems. So this is what Hyperion does. If you want to go out and look at your sales force and I want to understand our sales force productivity and the products that they’ve been able to sell in a geography based upon the training that we have sent a salesperson to in the last 18 months. There should be some correlation between their background, their training and what they’ve been able to sell.

For me to do that, I have to pull that data from a number of different transaction systems. From HR systems, from sales systems, from education systems and accounting. So that’s an

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example of how people use Hyperion and what business performance management is all about.

So you can buy packaged applications and for each one of these hexagons, we have a packaged application that a customer can implement and utilize to help them in that management process. Separately, they can also go out and they can create a tailored application using what’s called Hyperion’s Essbase XTD platform. So, if you’re familiar with Hyperion, we have packaged applications and we have an Essbase XTD platform. That’s our OLAP Essbase product and if you have a question out there, you say, well, what is OLAP? The easiest way I can describe it for you it’s a multi-dimensional database.

Think of a Rubik’s Cube and you fill up this Rubik’s Cube with data and you want to analyze. How many green ties did I sell at Lord & Taylor in Manhattan on a Saturday by a female salesperson? And bam, you spin that cube and you know exactly what the information is. That’s what Essbase is and that’s the power of what Essbase does. It’s on-the-fly calc. and you can’t do that against a relational database. You don’t have the flexibility there.

So we have our platform. We have our application and this is the solution set. Hopefully that gives you some perspective on how we go to market and how we add value for our customers.

Gartner came out a year ago with their first business performance management magic quadrant and they ranked Hyperion as the best executor among the visionary companies. So we’re very proud of that and you can see here the definition that Gartner uses for business performance management. Similar to what I said, it’s methodologies, metrics, processes and systems to monitor and measure the profitability, the performance, the effectiveness of an enterprise.

So it’s management processes, it’s built in best practices, it’s integrated applications, data source independency. Again, a number of disparate transaction systems exist. Pull it out of those transaction systems and do the analysis to get the insight at that level.

IDC datapoint for you just gives you perspective on the financial business performance management market and the significant leadership position that we have. If you know anything about Hyperion, you probably know that our roots are in our domain expertise around the finance organizations. Most people acknowledge and understand that we own the CFO’s world as far as the relationships we have and the customer base and the success that has been enjoyed by us over many, many years with our — with our key products. Hyperion Enterprise and Pillar and then today, Hyperion Planning and Hyperion Financial Management.

Here’s a snapshot for you to give you a perspective on the business model. License revenues roughly 40 percent. Maintenance is just a fantastic revenue stream for us. We have a customer retention rate of about 90 to 92 percent. So once customers are buying our products, it’s not a lot of shelfware. When you think about the profile of who’s buying Hyperion, people in finance are analytical, they’re not tied up in the emotion of the transaction, so what they’re buying they’re implementing. So when they’re implementing it, it’s key to their business. It’s key to what they’re doing so it just doesn’t get unplugged. So we have a wonderful maintenance stream and very, very high margin as you would expect. Services being consulting and training.

Internationally, historically, the split of revenue between North America and internationally would be about two-thirds, one-third. You see a little more strength here internationally just because of the relatively stronger performance coming out of EMEA and the weak U.S. dollar. So we’ve got about 61, 39 split.

And then from a channel perspective, it’s about three-quarters, one-quarter. We’re growing our channel revenue. A couple of years ago they were in the 19 to 20 percent. As I alluded to earlier, we had a lot of channel conflict out there. We’ve addressed that and we’re seeing good growth in the channel today as we work more and more closely with our partners.

So a quick snapshot. Fiscal year, we’re at June 30 so we’ve just completed our FY ‘03. License revenues grew 3 percent, total 4 percent. You can see with that growth, combined with some very, very effective expense management, we more than doubled our operating margins and our earnings per share.

I mentioned earlier, one of the five key things we have focused on was strengthening the company financially and as you can see here with the balance sheet, some of the key items, I won’t read them all out to you. But it goes without saying that it’s a very, very strong balance. In fact, say in the last, what is it since — about the last eight quarters, we’ve generated about $175 million of additional cash. That’s two years in a row we’ve been over $80 million of operating cash.

Deferred revenue is the strongest it’s been. The accounts receivable portfolio is as current and as clean as it has ever been. As I mentioned, DSO is very low. So balance sheet is — no worries for me at all there. Our accounting practices are very conservative. High level of confidence and comfort from my perspective.

So, financially we’re very strong. We’re pleased with that because that’s what gave us the ability to go out and execute on these two recent acquisitions. Finally, for our guidance, we said we’d give out one quarter’s guidance and keep in mind the Brio acquisition is not expected to close until the December quarter, so the guidance we provided in late July was for the September quarter; Hyperion stand alone.

Revenues of 122 to 126 and EPS of 18 to 24. We’re basically straddling the Street. I think the Street was about $124 million in

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revenues and 21 cents EPS. After all the models were tweaked, EPS came in at 22 cents.

So that’s a quick summary of Hyperion. What business performance management is, where we’ve been over the past couple of years and what our initiatives are going forward. Growing license revenue profitably. Very focused on that. Expanding the margins, taking market share, working with our customers.

So the Brio acquisition. Lot of questions and this is wonderful. There’s so much excitement around Brio. The day after we announced this, we had a customer just sit down and send us an e-mail, unsolicited $8 billion company. They’re an Enterprise and an Essbase user and they’re in the process of buying Pplanning. This individual said, this is one of the greatest things you guys have ever done, the Brio acquisition. He said, if you ever want me to be a reference for you, let me know and I’ll do it.

Completely unsolicited from the customer base. So just a wonderful validation point. With the channel, a lot of support from the channel. The Brio folks are absolutely thrilled with this acquisition. They understand that the — that the major issue they had was all around vendor viability, completely mitigated with the strength of our company.

So what we have said in the context of doing acquisitions at Hyperion, and we’ve been messaging this for over two years now, because there are three investment priorities: how are we going to use our available cash? How are we going to go out there and invest our shareholders’ money? First thing was the adjacent applications and our acquisition of Alcar in April was a very good example of that. So Hyperion Strategic Finance — it’s used in the CFO’s organization so my VP of Corporate Finance, my Treasurer, our Biz Dev team will use this application to do balance sheet and cash flow and income statement modeling. Very sophisticated. Many of our clients who use it are commercial banks for their syndicated loan group to do all of their modeling.

So that’s an example of an adjacent application. The second, supplement in our platform. Very clearly, the query, reporting and analytics that Brio brings. And what we say on this, consolidation opportunities, is that’s a distant third. Distant third. We’ve got the domain expertise. We’ve got over 6,000 customers so that’s not been an area of focus.

So again, the strategic rationale around the Brio acquisition, strengthen us competitively. We now have a very robust and complete product stack and we’ll talk about that in a minute when you see the graph as far as how the products fit together. Very, very little overlap. Expansion, the addressable market, again, the Brio — the query and reporting, those — those solutions, that product, is deployed throughout the organization. They have numbers, numbers of customers with 10,000 and 20,000 and 30,000 users because it goes beyond finance. It goes beyond finance. It’s really key.

I’m not saying that just from a market dynamic standpoint. When customers are out adopting this type of technology, oftentimes they start with business intelligence with query and reporting, with five seats, 10 seats and they’ll grow that to 20 and 30. Then, maybe, they’ll add OLAP then maybe they’ll go into a packaged application. I mean, we haven’t been at that dance. We haven’t had the opportunity to do those five or 10 seats. Those early seating accounts have not been available to us and we’ve mitigated that and that’s what we say here in the fourth bullet. “Capture customers earlier in the adoption cycle”.

Live (ph) Brio, as I mentioned, complementary product, very little gap, good foundation of customers. When you talk to the industry analysts, when you talk to the customers, the partners, we did extensive due diligence which was for several months. We really learned that they are known for ease of use. They can show up at a customer or a prospect site in the morning and be showing a live demo against data before they go home that day. So it’s a — it’s a wonderful opportunity.

And then, finally, just around the organization, they’re West Coast, Silicon Valley, so are we. Cultures are the same. They’re two miles down the road. Their European headquarters are based in Paris, so are ours. Their offices in Sydney are in the same building as ours. They run Oracle financial, so do we. They run Seibel CRM, so do we. When you, kind of, line it all up and you say, how can you integrate this company, it’s really, really a good opportunity for us.

So here’s a diagram that just talks about the product roadmap. Planning and modeling, consolidation reporting, Hyperion strengths. The background to where we’ve been. Our Scorecard application is really more of a [Inaudible] if you’re familiar with the Kaplan Norton methodology of a balanced scorecard. The Stern Stewart EVA model. That’s really how our scorecard is set up. So it’s much more of a graduate school type of an application. The Brio product, KPI Perspective, KPI is a dashboard. Key performance indicators. It’s more the undergraduate solution. So it fits in very well with ours. It’s not redundant and not duplicitous from that perspective.

From a business intelligence standpoint, clearly Hyperion has a market leading technology in OLAP. With our product Hyperion Essbase is a little bit of overlap in the query and reporting side because we do have our own reporting product. What we haven’t had is a good reporting product that goes against the relational database, which is probably what motivates us to go out there and do the Brio acquisition.

So our engineering and development teams are working on the product roadmap as we sit here today to address these small areas of overlap. So the Brio piece is really two-pronged. Enterprise reporting is production reports. So if you get your management

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accounts every morning or every week sent to you, you get your structured financial statements but then you also get all of the graphs and the pie charts and the colors and the bar charts. They do an excellent job with that. We don’t do as well. We do really good with the structured reporting-financial statements-because that’s been our heritage.

So on the right-hand side, that’s what enterprise reporting refers to. And then, of course, the query and analysis piece against the relational database. So you can see here how this really fills out the product offering for us.

Customer benefits, they speak for themselves as far as ease of use. Better price performance when you’re buying these solutions as far as an overall bundle is concerned. And, of course, the single vendor.

Customer base. Pretty much what you would expect. They have — I think their largest implementation is with IBM on the sales and marketing side, order of 50,000 users. Very, very scalable product. So, from our perspective, the opportunity is really one of up-sell and cross-sell into their install base, into our install base. Particularly with Hyperion you know that 88 of the Fortune 100 are customers of ours. 55 of the FTSE 100 are customers. So, we have very, very similar [Inaudible] opportunities.

Key point here, as I mentioned, Hyperion’s historical expertise, historical domain entry point is in the finance area and what Brio enables us to do is extend beyond finance. These are just some examples of how companies use their solutions via — albeit in a sales in marketing or in human resources or a supply chain function. So it’s a much broader opportunity to take our solutions throughout the organization.

Now, many of you will be aware that we were OEMing Crystal, Crystal Decisions and they’re a fine company. We did this OEM about 18 months ago. We had the decision to say we would buy, build or partner at the time and we were not prepared to buy, to be perfectly candid for the things we talked about at the opening comments. We had some operational improvements and some financial improvements to make to our company and we’ve done that.

We chose to partner with Crystal. We will be terminating that relationship and going forward with an OEM agreement that we executed contemporaneous with the acquisition of Brio. So we will be OEMing Brio between July 23rd and the close of the transaction, which is scheduled for the December quarter.

For our customers with Crystal we will offer them a migration package. We will continue to provide them with support and maintenance during their maintenance term.

People ask, well, what are some of the product benefits as far as going with Brio versus with Crystal here and just highlight some of these things for you. Some of the feature, single interface, the simultaneous connectivity and then really the important one is the metadata. Having that common metadata layer. Metadata being the data about the data. How is the data pulled out of all these systems and brought into your business performance management suite? And that is what metadata is in simple terms for me.

So, looking at the Hyperion revenues and operating margin trends, you can see how I mentioned here earlier the improvement in the operating margin with revenue growth. When you overlay Brio on top of that, Brio basically had $100 million revenue run rate. On a pro forma basis they were break even.

They were cash flow positive. I think they’re about $30 million, $25, $30 million cash they’ll bring over. When you bring that into Hyperion, you’re looking at a $600 million plus company. So we’ve been messaging to our shareholders for the past couple of years our intent to drive our operating margins higher and that continues to be our focus. We haven’t time bound them. We haven’t named a quarter by which we’re going to hit a certain operating margin but it’s directional guidance. It’s understanding what are our priorities and how are we running the company on behalf of our shareholders.

So this is a — this is simply a depiction of that intent. We’re at 10 percent now, moving forward to 15 percent. Transaction specifics. So, at the end of the day it’s probably a 90 percent equity transaction, 10 percent cash. So, when we announced the transaction, $142 million value, $15 million of cash, $127 million of equity. People ask the question; so why didn’t you just do a cash transaction? Well, the simple answer is, they didn’t want our cash. They didn’t want our cash. They wanted the equity. They wanted the potential upside of being an equity investor in Hyperion as well as the tax benefits of doing a stock-for-stock. So a small amount was put in for cash.

If you take the 142 of transaction value and you pull out the $15 million in cash, basically we’re giving up $127 million of our equity. Now, I also had the Board of Directors approve, on the same day, a stock repurchase plan of $125 million. And we will execute against that. That is our intent.

So, clearly, you can see it’s a two-step cash transaction. Brio shareholders are getting our stock and we will be in the market spending that similar amount of money to mitigate any dilution.

Voting agreements in place for nearly 17 percent of the shares. Standard customary closing conditions. So, from an EPS standpoint, how accretive is this transaction? On a GAAP basis, it will be accretive, we expect, in calendar ‘04. In fact, we believe the cross-over quarter when it starts becoming accretive will be June, the second full calendar quarter that we own the company.

From a cash standpoint, right, you have to pull out the deferred revenue haircut and you have the amortization of intangibles, so if

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you pull that out then we expect that it would be accretive beginning immediately in the March quarter.

We said that we believe that conservative cost synergies are in the range of $12 to $15 million. So do the simple math. If you take $12 to $15 million out of $100 million run rate, you’ve got a 12 to 15 percent margin company on top of our 10 percent margin. We’ll give some more guidance once we get the transaction closed.

I’d like to highlight for you here the discussions that we’ve had with our shareholders over the past year and a half, two years, regarding how we, and the Board of Directors, think about our significant cash balances. We talked about our investment priorities a moment ago. Adjacent applications, supplement the platform with consolidation opportunities, and then we’ve said, so how will we use the cash? And this is our thinking; with our total cash and investment balance of $417 million we’ve got a convert preferred that matures in 18 months. So it’s $50 million and we’ve already bought $50 million in the marketplace trading right now at a premium. So you just take that $50 million and set it aside in a sinking fund.

And then we, we and our Board agree, we ought to just have a rainy day fund, one quarter’s of op ex. Now, keep in mind, we generate cash every quarter from operations for the past eight quarters. So we’re not burning cash. This is just, what do you have set aside? So truly available cash of a quarter of a billion. At the end of the day, if we weren’t going to use that quarter of a billion dollars to buy Brio, then the question is, when are you going to use it?

That’s why we did the stock repurchase plan, $125 million, throwing $15 million in the transaction. It still leaves us with available cash of over $100 million. Not to mention, the cash that comes in from the Brio acquisition, not to mention the cash flow from operations in FY ‘04, not to mention the cash that comes in through stock options and employee stock purchase plans.

So we’re very comfortable with our balance sheet. That is our current thinking and that is consistent with our messaging over the past couple of years.

So, from an integration standpoint, what’s happening? Standard rules. Must run the companies independently, although the integration is well underway. A lot of good work being done. We have the OEM agreement in place, training the sales force, getting their products on the price list, doing the integration work and accelerating that. Key thing to keep in mind is, is there is no re-architecture required. At Brio, Brio uses their own product and at Brio they run their company on top of Essbase. There are already connectors in place. They’ve been a technology partner of ours since 1996. That’s very positive. Minimal as far as overlap and no requirement to go out there to re-architect the product.

There’s work to be done to integrate them, there’s no doubt about that. First, we’ll integrate their tools into our applications and then their tools into our platform. And then, ultimately, you develop a single suite. A common look and feel. The look and feel, single sign on. All the security protocols that you would expect.

So, to summarize, we’re very excited about that. We’re excited about where the company is overall financially. The good momentum that we’ve been able to establish for ourselves. Extending the leadership in business performance management. We believe the Brio acquisition will be accretive very quickly and really the validation that we’ve received from our partners, our customers and the industry analysts has been very positive.